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Pan American Silver announces results of Annual Shareholders Meeting
Vancouver, B.C. - May 10, 2017 - Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAAS) (the “Company”) is pleased to announce the voting results from its annual meeting of shareholders held on Tuesday, May 9, 2017 in Vancouver, British Columbia.
A total of 111,525,919 shares were represented at the meeting, being 72.84% of the Company’s issued and outstanding common shares. Shareholders voted in favour of all matters brought before the meeting, including the appointment of auditors for the ensuing year, the authorization of the directors to fix the remuneration payable to the auditors, the acceptance of the Company’s approach to executive compensation, otherwise known as say-on-pay, and the election of management’s nominees as directors.
Director Voting

Director Nominee	Votes For	Votes Withheld
Ross J. Beaty	79,953,455 (99.45%)	439,047 (0.55%)
Michael L. Carroll	80,122,634 (99.66%)	269,868 (0.34%)
Christopher Noel Dunn	80,058,976 (99.59%)	333,525 (0.41%)
Neil de Gelder	80,089,686 (99.62%)	302,816 (0.38%)
David C. Press	80,082,266 (99.61%)	310,236 (0.39%)
Walter Segsworth	78,736,981 (97.94%)	1,655,521 (2.06%)
Michael Steinmann	80,105,196 (99.64%)	287,306 (0.36%)
Gillian D. Winckler	80,028,019 (99.55%)	364,483 (0.45%)
Say-on-Pay Voting

Resolution	Votes For	Votes Against
Advisory resolution approving the Company’s approach to executive compensation	77,461,281 (96.35%)	2,931,218 (3.65%)

About Pan American Silver
Pan American Silver Corp. is one of the largest primary silver producers in the world. We own and operate seven mines located across Mexico, Peru, Argentina and Bolivia. Pan American also owns several development projects in the USA, Mexico, Peru and Argentina. Our vision is to be the world’s pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development. The Company is headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".
For more information, visit: www.panamericansilver.com.

For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

PAN AMERICAN SILVER CORP. 1